SELALU PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2016

ASSETS

Cash	$	23,434
Prepaid expenses		4,754
Total assets	$	28,188

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	2,201
MEMBER'S EQUITY		25,987
Total Liabilities and member's equity	$	28,188

The accompanying notes are an integral part of these financial statements.